November 9, 2018

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

       Re: Sharing Economy International Inc.
           Amendment No. 2 to
           Preliminary Proxy Statement on Schedule 14A
           Filed October 24, 2018
           File No. 001-34591

Dear Mr. Wu:

      We have limited our review of your filling to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our October 3,
2018 letter.

Preliminary Proxy Statement on Schedule 14A Amended October 24, 2018

Approval of Amendment to Articles of Incorporation, page 11

1. Please tell us how you ensured that your response to prior comment 1 is complete. We note for example the transaction mentioned in your Form 8-K filed on June 22, 2018 and a statement publicly attributed to your chief operating officer regarding an acquisition of a hotel in Hong Kong.
2. We note the consideration for the "completed acquisitions" mentioned in the table on page 3 of your response letter and your available capital. Please tell us whether you
 Jianhua Wu
Sharing Economy International Inc.
November 9, 2018
Page 2
      currently intend to use the securities you are asking your shareholders to authorize for the pending transactions. Also, tell us the hurdles that remain until you have determined whether the announced transactions will proceed.
3. Please revise your response to prior comment 2 to clarify (1) whether the warrant holder is not permitted to exercise the warrant when the exercise price is above the market price and (2) whether you have reserved the number of shares underlying the warrant. It is unclear why the underlying shares are not included in the table on page
11.
4. We note your response to prior comment 4. Please disclose the maximum number of shares that you could be required to issue for your shortfall commitements.
5. Please provide us your analysis demonstrating that you have filed disclosure regarding your securities issuances as required by Item 3.02 of Form 8-K during the past year.
      Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek, Special Counsel, at
202-551-3641 with any questions.



                                                            Sincerely,
FirstName LastNameJianhua Wu
                                                            Division of
Corporation Finance
Comapany NameSharing Economy International Inc.
                                                            Office of
Electronics and Machinery
November 9, 2018 Page 2
cc:       Lawrence Venick
FirstName LastName